1.   Progressive Investment Management Code of Ethics - Employee Personal Trading

A.  Fiduciary Standard

   As a registered investment advisor, PIM owes a fiduciary duty to each and every client of the firm. PIM’s policy is to protect the interests of each of the firm’s clients and to place the clients’ interests first and foremost under all circumstances. The firm’s fiduciary duty encompasses: (1) the duty to provide full and fair disclosure to clients of all material relevant facts and any potential or actual conflicts of interest; (2) the duty of loyalty and good faith; (3) the duty to provide recommendations that are suitable for the client; and (4) the duty to seek the best execution of all client transactions.

   If an employee believes that a policy or procedure should be revised to enable PIM to better fulfill its fiduciary duty, it is the responsibility of that employee to raise the issue with his or her immediate supervisor or directly with the Compliance Officer.

B.  Compliance with Laws and Reports of Violations

   PIM employees must comply with applicable federal and state securities laws at all times and must report any violation of this and any other provision of this Manual to the Compliance Officer as soon as possible.

C.  Personal Securities Holdings and Transactions

   Our employees can maintain and effect trades in their personal securities accounts, provided that any personal investments by employees and their respective “related parties” (defined below) are consistent with the fiduciary duties owed to our clients.

An employee’s “related parties” include the following persons and entities:

(1)	The employee’s immediate family members who share a household with the employee;
(2)	The employee’s minor children (whether or not sharing the household with the employee);
(3)	A partnership in which the employee is a general partner;
(4)	An entity in which the employee has a controlling ownership interest and has or shares investment power over the entity’s portfolio; and
(5)	A participant-directed pension plan of the employee if the plan maintains separate accounts for participants and allocates securities to the participants.

Each employee who (1) either has access to nonpublic information about our clients’ purchases or sales of securities, or (2) is involved in making securities recommendations or has access to nonpublic recommendations (the “Reporting Employee”) must submit to the Client Services Manager reports related to their personal securities holdings and securities transactions, as provided below.

(6)
Annual Holdings Reports. Each Reporting Employee must submit to the Client Services Manager a report of his or her ownership of securities. The term “securities” does not include obligations of the U.S. government, liquid investments (i.e., bankers’ acceptances, CDs, commercial paper and high-quality, short-term debt instruments), shares of money market funds and open-end mutual funds, to which PIM does not act as an investment advisor or underwriter. The securities holdings report must include securities held by the Reporting Employee and by his or her related parties and must be submitted: (a)  no later than 10 days after an individual becomes a Reporting Employee; and (b) by February 15 of each subsequent year. The securities holdings report must state: (a) the title and type of security; (b) exchange ticker symbol or CUSIP number (if applicable); (c) number of shares and principal amount of securities; (d) the name of any broker, dealer or bank maintaining the account for the benefit of the Reporting Employee or his or her related parties; and (e) the date of the report. The information in the securities holdings report must be dated no more than 45 days prior to the date of the report.

(7)
Securities Transactions Report. Each Reporting Employee must submit to the Client Services Manager a report of his or her transactions in securities (the term “securities” is defined above), other than transactions effected pursuant to an automatic investment plan. The report must include transactions in securities made by the Reporting Employee and by his or her related parties. The securities transactions reports must be submitted no later than 10 business days after the end of each month and must state: (a) the title, price and amount of securities involved; (b) the ticker symbol or CUSIP number, interest rate and maturity date (if applicable); (c) the date and nature of the transaction; (d) the name of the executing broker, dealer or bank; and (e) the date of the report. To comply with this reporting obligation, each Reporting Employee must instruct his or her broker to send duplicate statements of the Reporting Employee’s transactions to PIM.

(8)	Review of Securities Holdings and Transactions Report. The Compliance Officer will ensure that each report and duplicate statement submitted by a Reporting Employee is reviewed.

D.  Pre-clearance of Transactions in Covered Securities

“Covered securities” are securities included in PIM’s “model portfolio,” securities on the list of approved stocks for Portfolio 21, or securities included in the portfolio of any existing clients. Employees may not execute personal transactions in covered securities on any day on which orders for the same securities are being executed for a client of PIM or Portfolio 21. The Compliance Officer or his/her designee must pre-approve all personal transactions of all employees in covered securities. The Client Services Manager is responsible for maintaining records of all pre-approved transactions, which records will be used to reconcile the pre-approved trades with monthly reports and/or brokerage statements submitted by or on behalf of Reporting Employees.

Any employee wishing to effect a transaction in covered securities must take the following steps to secure an approval for such transaction:

(1)
The employee must send an email to the Portfolio Manager expressing the employee’s intent to trade in covered securities, specifying the type and the amount of securities that the employee intends to trade, and inquiring into whether PIM will trade in the same securities on behalf of clients and/or Portfolio 21 on that day. If the Portfolio Manager is not available, the employee must seek the pre-clearance under the procedures stated herein from the Senior Portfolio Manager or the Compliance Officer.

(2)
The employee must wait until 30 minutes prior to the close of the New York Stock Exchange to send another email to the Portfolio Manager requesting a final clearance for the employee’s trade in the covered security.

(3)
The Portfolio Manager must respond to the employee via email with copies to the Compliance Officer and Client Services Manager, stating whether PIM clients or Portfolio 21 are trading in the covered security on the day of the request and, if PIM clients or Portfolio 21 are not trading in the covered security, giving the employee the clearance to execute the trade.

(4)
The employee may trade in covered securities if the employee receives the final clearance from the Portfolio Manager as described in paragraph (3) above. If PIM clients or Portfolio 21 are trading in that security on the date of the request, the employee must postpone his or her trade until a day when PIM is not involved in trades in that security.

The Senior Portfolio Manager or the Compliance Officer must pre-clear transactions of the Portfolio Manager.

E.  Other Restrictions on Personal Investment Activities

•	No employee may invest in any initial public offering.
•
Any private placement investments by employees must be approved by PIM’s Compliance Officer prior to making such investments. All employees are required to inform PIM of their intent to acquire any non-publicly traded securities even if those securities are not covered securities (as defined in Section D above).

No employee may serve as a director of a publicly traded company without prior approval of the Compliance Officer.